Boise Cascade Company
1111 West Jefferson Street Ste 300
Boise, ID 83702
T 208 384-3638
Kelly Hibbs@BC.com

Kelly Hibbs
SVP, CFO & Treasurer

October 14, 2022

Aamira Chaudhry
Amy Geddes
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Re:     Boise Cascade Company
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 22, 2022
File No. 001-35805

Dear Ms. Aamira Chaudhry and Ms. Amy Geddes:

    On behalf of Boise Cascade Company (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on October 6, 2022. For convenience of reference, the Staff’s comments are provided in italicized type herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2021 (the “Form 10-K”).

Comment No.1:

Form 10-K for Fiscal Year Ended December 31, 2021

Item 1. Business
Segment Detail, page 11

It appears that you use Segment EBITDA to evaluate the performance of your segments; however, it does not appear that this is the segment measure being presented in Footnote 16 of the financial statements.

Response:

Segment EBITDA, by definition a non-GAAP measure, is one of several measures we use to evaluate the performance of our segments. Accordingly, we prominently present both segment income and segment EBITDA in our filings with the Commission. For example, Item 1 to our Form 10-K includes reconciliations of segment EBITDA for our Wood Products and BMD segments, as well as the definitions of Segment EBITDA and EBITDA. In addition, we note that Footnote 16 to our Form 10-K includes all the necessary components for an investor to calculate our segment EBITDA. As such, given that segment EBITDA is a non-GAAP measure and is defined and reconciled in Item 1 to our Form 10-K, we have elected to exclude it from Footnote 16, which is subject to audit by our independent external auditors in accordance with U.S. GAAP.

October 14, 2022

Comment No.2:

Form 10-K for Fiscal Year Ended December 31, 2021

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies – Leases, page 61

We note that your short-term leases also include certain real estate for which either party has the right to cancel upon providing notice of 30 to 90 days. Please tell us what the contractual lease term is for these leases. Additional please provide us an estimate of the total lease payment obligation related to these leases.

Response:

We note that our lease policies stated in Footnote 2 support our overall lease financial disclosures in Footnote 10, page 72. For the fiscal year ended December 31, 2021, we incurred approximately $5.2 million of short-term lease costs, which included approximately $330,000 of short-term lease expenses related to real estate. These short-term real estate leases consisted of rail tracks, land acreage, small office units, and warehouses. All rail track agreements have a contractual term of 12 months, and our total lease payment obligation for rail track leases is approximately $54,000. Our leases of land acreage, small office units, and warehouses all have contractual terms between 1 and 12 months and our total lease payment obligation related to these leases is less than approximately $65,000. As noted in our lease policy in Footnote 2, all real estate agreements referenced above provide either party the right to cancel within 30 to 90 days.

    If you have any questions regarding any of the responses in this letter, please call me at 208-384-3638.

Respectfully submitted,

/s/ Kelly E. Hibbs

Kelly E. Hibbs
Chief Financial Officer

Cc:    Perkins Coie LLP